 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

August 25, 2010

          NR 10-13

ANIMAS RESOURCES ENCOUNTERS MOLYBDENUM SYSTEM AT EL TIGRE, SANTA GERTRUDIS MEXICO

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All holes encountered anomalous molybdenum including several intervals of >0.10% Mo

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Completed six diamond drill holes totaling 2,677.8 meters

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Encountered numerous >0.15 % F (Iron) intervals

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Fluorine and Tin present at levels common in major molybdenum systems

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Gravity geophysics helps define the size and center of the system

Animas Resources Ltd. (TSX.V:ANI) is pleased to report significant intervals of molybdenum mineralization with elevated tin, fluorine and base metal element zoning common to porphyry molybdenum deposits. The El Tigre / Enedina hornfels, located in the southeastern part of the Santa Gertrudis mineral concession held by Animas Resources hosts a large porphyry molybdenum target.  The six-square kilometer El Tigre target is one of at least four major hornfels alternated centers in the Santa Gertrudis district. To date Animas has tested the target with six diamond drill holes totaling 2,677.8 meters, two short dipole dipole survey IP lines and a gravity survey.  All of the holes have anomalous intercepts of molybdenum with the best being in ARET-004 including one interval grading >0.10% Mo.  Intervals of anomalous fluorine and tin are summarized in Table 2.  Fluorine, tin, manganese and base metals are strongly anomalous and define halo patterns complimentary to favorable alteration, molybdenum soil geochemistry, and an outcrop of unique quartz-bearing and intently veined felsic intrusions. El Tigre is a multi–element system with evidence of more than one molybdenum mineralizing event.

	Table 1 Significant Molybdenum Assays El Tigre
	(>5 meters of >100 ppm Mo)

Hole	Interval	Thickness	Average grade	Highest individual interval
	(meters)	(meters)	(ppm Mo)	(ppm Mo)

AREN-001	393.90-401.40	7.5	191	520

ARET-001	89.15-103.85	14.7	266	1335
	382.10-387.80	5.7	125	163
	485.35-505.85	20.5	143	369

ARET-002	181.60-186-85	5.25	437	1585
	372.20-393.40	21.2	160	781

ARET-003	72.15-79.45	7.3	171	218
	86.45-99.05	12.6	144	390
	146.50-156.80	10.3	122	178
	189.00-218.95	29.95	174	411

ARET-004	75.45-79.95	4.5	323	459
	449.75-458.45	8.7	186	319
	494.00-501.30	7.3	103	159
	549.50-561.90	12.4	179	675
	574.40-591.90	17.5	328	1300
	607.25-646.90	39.65	329	996

ARET-005	36.50-44.00	7.5	142	307

Note-one 1.5 meter interval of 1150 ppm Mo outside of this interval

Location map for drill holes

MINERALIZATION/ALTERATION

In an internal report by Dr. Roger Steininger, a well respected expert on molybdenum deposits, reports: “Drilling and surface mapping identified a complex felsic intrusive center at El Tigre that is directly related to molybdenum mineralization.  The six El Tigre drill holes (AREN-001 and ARET 001 through 005) all encountered strongly anomalous molybdenum mineralization indicating widespread and significant porphyry-style mineralization (Table 1 summarizes drill hole intercepts).

Several drill holes, and most importantly ARET-004, encountered quartz-feldspar porphyries that appear to have felsic (rhyolitic) compositions similar to those found in major molybdenum deposits.  The variety of felsic intrusives indicated that there were multiple intrusive events at El Tigre.  There are also multiple mineralizing events with cross-cutting relationship that reveal mineralization related to early intrusives that are cut by later intrusives which are themselves mineralized.  Hydrothermal alteration patterns are also consistent with these multiple intrusive and mineralizing events.

Both surface and drill hole geochemical patterns indicate pathfinder element halos consistent with large felsic porphyry molybdenum systems.  There is an extensive peripheral base metal-manganese halo that surrounds a tin-tungsten zone.  Molybdenum values increase toward what is being interpreted as the central part of the system, with ARET-004 on the eastern margin.  Of particular note is the highly anomalous fluorine, which is also strongest in ARET-004.

Gravity and limited IP surveys support a possible center of the system to the west of ARET-004.

The observed features are consistent with the margins of a larger felsic (rhyolite) related molybdenum system.  This initial interpretation is being reviewed and enhanced to identify drill sites that should lead to the testing of the center of the system.”

Alkali feldspar stained porphyry core from ARET-004

Table 2 Fluorine and Tin distribution in drill hole at El Tigre

Hole	F intervals	Average	Sn intervals	Average
	(meters in hole)	F ppm	above 10 ppm	Sn ppm
			(meters in hole)
AREN-001	1180-2200	1579		trace

ARET-001	600-1940	1062	225.70-227.20	27

ARET-002	640-1870	1071	64.85-108.35	12

ARET-003	640-1780	1182		trace

ARET-004	110-1740	1038	545-665.80	34
below 289.50 m	1060-1740	1438

1190-1650	1190-1650	1381		trace

Gregory E. McKelvey, President of Animas Resources Ltd. commented:  “When we first started at Santa Gertrudis, we puzzled how there can be so many larger alteration systems and so much mineralization with precious few intrusives. El Tigre appears to be telling us that there are important mineralized intrusive center that may have never reached the surface. These observations document well our earlier suspicion that there are several ages of mineralization in the district each bringing a new challenge, while looking for gold in skarns we found molybdenum. Our challenge now is to determine if El Tigre has value and how to maximize that value for our shareholders. We will review all options open to Animas including the idea of joint venture."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.  Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

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This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected